UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable
(Translation of registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693
(Address of principal executive office)

Registrant’s phone number, including area code
+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Information

Submission of Matters to a Vote of Security Holders.

On December 23, 2022, Lion Group Holding Ltd. (the “Company”) held the Company’s 2022 Annual Meeting of Shareholders (the “Annual Meeting”). Three items of business were acted upon by the Company’s shareholders at the Annual Meeting, each of which was approved by the shareholders. The voting results were as follows:

1. To ratify, confirm, approve and adopt the appointment of UHY LLP as auditor of the Company for the fiscal year ending December 31, 2022, and to authorize the board of directors of the Company to fix the remuneration of the auditor.

Share Class	For	Against	Abstain
A1	45,375,797	31,025	6,266
B2	9,843,096	-	-

1.	Each Class A Ordinary Share is entitled to one vote per Share

2	Each Class B Ordinary Share is entitled to twenty five votes per Share

2. To elect the following persons as Class II Directors of the Company, pursuant to the Company’s Articles of Association:

Nominee	Share Class	For	Against	Abstain
Jian WANG	A1	36,972,427	93,099	8,347,562
	B2	9,843,096	-	-
Chunning WANG	A1	36,961,652	102,530	8,348,906
	B2	9,843,096	-	-
Chi-yang CHEN	A1	36,998,714	64,906	8,349,468
	B2	9,843,096	-	-
Rahul Mewawalla	A1	36,981,046	82,666	8,349,376
	B2	9,843,096	-	-

1.	Each Class A Ordinary Share is entitled to one vote per Share

2	Each Class B Ordinary Share is entitled to twenty five votes per Share

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2022	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

2